February 18, 2010
VIA EDGAR AND FACSIMILE (703-813-6984)
Mr. Kevin Woody
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	Forest City Enterprises, Inc.
Form 10-K for the year ended January 31, 2009
Filed on March 30, 2009
Definitive Proxy Statement on Schedule 14A
Filed on April 21, 2009
File No. 001-04372
Dear Mr. Woody:
     Forest City Enterprises, Inc. (the “Company”) has received your letter dated January 28, 2010 regarding your comment to the above-referenced filings and our October 29, 2009 and January 15, 2010 correspondence. We appreciate the Division’s review and are herein providing our response to your comment. To facilitate your review, we have included the caption and comment from your letter immediately followed by our response.
Form 10-K for the year ended January 31, 2009
Financial Statements
N. Commitments and Contingencies, page 130
     1. We note your response to prior comment 1 in your letters dated October 29, 2009 and January 15, 2010 and your belief that the economic substance of these transactions is the sale of tax credits. Please tell us why you believe that the deferred revenue related to the sale of tax credits should be recognized to revenue over the tax credit compliance period when there are contingencies in place related to the tax credits themselves and to the termination of the structure established to facilitate the sale of the tax credits. In your response, please indicate why you believe your treatment is preferable to recognizing revenue at the conclusion of the tax credit recapture period or at the time that either the put or call is exercised to terminate the arrangement with the financial investor. Where possible, provide any supporting references to GAAP.
Forest City Enterprises, Inc., Legal Department, Terminal Tower, 50 Public Square, Suite 1360, Cleveland, Ohio 44113-2267
Phone (216) 621-6060 Fax (216) 263-6206

We believe that the deferred revenue related to the sale of tax credits should be recognized over the tax credit recapture period as all necessary requirements to record revenue in accordance with accounting principles have been satisfied.

The amount of the tax credits are based on the construction costs incurred to rehabilitate designated historic structures and are not dependent on future revenue or any other future activity. The contributions received from the Financial Investor are based upon the final determination of the tax credit. The amount of contribution associated with the fair value of the tax credit that we have guaranteed is recorded as deferred revenue with the remainder associated with the exercise of the put or call (“redemption obligation”) recorded as an accrued liability.

Prior to recording any of the deferred revenue related to the sale of tax credits, several requirements must occur, which constitute the recognition process:
1)	The negotiations with the Financial Investor have been completed and all tax credit sale agreements have been executed.

2)	The historic building has received its certification of occupancy and has been placed in service.

3)	The qualifying expenditures for the rehabilitation project that qualify for the tax credit have been certified by an independent Certified Public Accountant (CPA).

4)	We have received an approved Part III tax credit application from the National Parks Service of the Department of the Interior or the applicable State agency which confirms the project has performed all required steps to establish the amount of tax credit and complete the recognition process.

5)	Finally, a significant amount of the final purchase price has been received by the Company.
The completion of the recognition process is further supported by the fact that the Financial Investor is required to claim 100% of the tax credit during the year the rehabilitated property is placed in service, thus receiving the benefit of their purchase of the tax credits. The events discussed above establish the amount of the tax credit, the tax year the credit is required to be claimed by the Financial Investor and the sales price paid for the credit. They also establish the cost to terminate the arrangement upon exercise of the put or call option, which is discussed below. Since the qualifying expenditures that are the basis of the tax credit are certified by an independent CPA firm and the appropriate government agencies have approved the tax credit application, it is extremely unlikely the deductions taken by the Financial Investor would be disallowed by the applicable taxing authority. As such, we believe there are no contingencies surrounding the validity of the tax credit claimed by the Financial Investor on their tax return.
Upon satisfaction of all of the necessary steps to record the deferred revenue associated with the sale of the tax credit, we assess the risks to the tax credit and determine the appropriate period over which to recognize the deferred revenue into earnings. As more fully discussed below, we believe the recognition of the deferred revenue from the sale of tax credits is most appropriate over the tax credit recapture period.
The conclusion to recognize the deferred revenue over the tax credit recapture period is based on the fact there are certain actions under the governing tax rules that we are prohibited from performing over the compliance time period to avoid any recapture of the tax credit. We are prohibited from selling the property or altering the historic character of the qualifying rehabilitated property for a period of 60 months after the asset is placed in service. These prohibited events, which are all under our control, or destruction of the property by natural disaster would qualify as a recapture event in accordance with Internal Revenue Code Section 50(a) (i.e. a “recapture event”). Depending on the timing of a recapture event occurring, all or a portion of the tax credit may be disallowed.
The amount of tax credit subject to recapture (and therefore possibly disallowed) is reduced by 20% for each full year following the date the rehabilitated property was placed in service. Thus there is a 100% recapture if there is a recapture event less than one year after the property is first placed in service; an 80% recapture after one year; a 60% recapture after two years; a 40% recapture after three years; and a 20% recapture after four years. Based on our guarantees to the Financial Investor, we are only obligated to reimburse funds to the extent there is a credit recapture.
Aside from a natural disaster, we consider the probability that we would execute a prohibited event to be remote. Despite the occurrence of a prohibited event being remote, we still consider there to be contractual exposure over the tax credit compliance recapture period and therefore determined the recognition of the entire deferred revenue upon the completion of the tax credit revenue recognition process would not be a preferred method. Alternatively, we considered other methods of recognizing the deferred revenue and noted that, per ASC 460-10-35-1, the liability we initially recognized would typically be reduced (by a credit to earnings) as we are released from risk under the guarantee. As such, we believe that reducing the amount of the deferred revenue liability in line with the reduced maximum exposure to recapture of the tax credit is a systematic and rational method akin to the principles associated with the accounting for financial guarantees under ASC 460-10-25 through ASC 460-10-35.
We believe the recognition of the deferred revenue as the tax credit recapture periods lapse is a preferable method that properly aligns the reduction of the liability with the reduction of the risk associated with the recapture provisions of the tax credit. The remaining deferred revenue liability on our balance sheet at any point in time is equal to the amount we would pay to the Financial Investor for the tax credit subject to the tax credit recapture provisions. Accordingly, we only recognize revenue to the extent that the recapture obligation to the Financial Investor has lapsed, which we feel most accurately represents the underlying economics and exposure of the tax credit sale transaction.
The final component of the analysis of our sale of tax credits is the treatment of the redemption obligation upon a termination of the agreement. The put and call option arrangements specify the purchase price or redemption obligation that will be paid to the Financial Investor to terminate the arrangement. The redemption obligation is typically the greater of the estimated fair value of the Financial Investor’s interest in the property or a fixed dollar amount (often based on a percentage of initial contribution). As the Financial Investor has an illiquid interest, lack of control and lack of participation in management of the underlying property and minimal interest in the overall economics of the property, the estimated fair value of the interest is highly probable to be less than the fixed exit price. Therefore, we are able to estimate the redemption obligation to the Financial Investor with a high degree of certainty and accrue this amount as a liability. We consider the redemption obligation a separate component of the tax credit sale agreement and recognize it as a distinct liability, in accordance with ASC 480-10-35, from the deferred revenue liability discussed above. There is no revenue recognition associated with the redemption obligation as it is recorded as a liability until such amount is paid to the Financial Investor upon a termination of the arrangement under the put or call options.
We firmly believe that the deferred revenue related to the sale of tax credits should be recognized into earnings over the tax credit compliance period as it is the best application of the accounting guidance available to us. While there are no contingencies related to the tax credits upon completion of the recognition process, immediate recognition into earnings would be premature as there is still contractual exposure related to tax credit recapture. Conversely, recognition of all of the deferred revenue into earnings at the conclusion of the tax credit recapture period would not adequately align the recognition of the revenue with the reduction of the risk associated with the recapture provisions of the tax credit. Recognition of the revenue upon exercise of a redemption obligation would be inappropriate as the redemption obligation represents a distinct liability, there are no contingencies related to the liability and it is not associated with revenue recognition. Accordingly, recognition of the deferred revenue related to the sale of tax credits over the tax credit compliance period is the preferred method as it is a systematic and rational method of recognizing revenue that most accurately reflects the underlying economics of the transaction.
     As requested in your letter, in connection with our response to your comments, the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     We hope that the foregoing is responsive to your comments. If you have any questions with respect to this letter, please feel free to contact the undersigned at 216-621-6060.

/s/ Robert G. O’Brien

Robert G. O’Brien
Executive Vice President and Chief Financial Officer

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